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                                                                   Exhibit 4eee

                             ALLOCATION AMENDMENT

This amendment is made a part of the Contract to which it is attached. Except as stated in this amendment, it is subject to the provisions contained in the Contract.

Allocation

The Owner shall allocate Purchase Payments only to the Fixed and/or Variable Subaccounts available for use with this amendment according to any subaccount allocation plan provided by LNL. The value of the Fixed and/or Variable Subaccounts will be automatically rebalanced at most once every three months according to the subaccount allocation plan selected by the Owner.

LNL reserves the right to add or modify subaccount allocation plans. If LNL modifies the subaccount allocation plan selected by the Owner, LNL will notify the Owner by Written Notice at least 30 days prior to the Valuation Date the modification to the subaccount allocation plan will occur.

The Owner may reallocate their value of the Fixed and/or Variable Subaccounts by Written Request from the subaccount allocation plan to another available subaccount allocation plan. The reallocation will be effective on the next Valuation Date following receipt of the request.

                                                  The Lincoln National Life
                                                  Insurance Company

                                                  /s/ John H. Gotta
                                                  ------------------------------
                                                  President

AR503 1/06